Phi Nguyen: I chose waffles, because I want to do something different.

Speaker 2:   The Waffle Bus is kicking ass and taking names in the food truck game. That's it in a nutshell.

Speaker 3:   They're actually the first waffle truck that we've been waiting on patiently.

Speaker 4:   Awesome.

Speaker 5:   That's amazing.

Speaker 6:   It's amazing because the waffle's sweet and crunchy on the outside, but soft on the inside.

Speaker 7:   The combination of that crispiness and that sweet that you're gonna get from the waffle.

Speaker 6:   And the sauce, even though it's spicy, for some reason, it just works and it just goes together and it just tastes so good.

Speaker 8:   It's delicious.

Speaker 9:   It is.

Speaker 8:   It's worth every single bite.

Speaker 9:   Can't go wrong.

Speaker 10:   We love the Waffle Bus.